Exhibit 99.1

Pan American Silver announces results of annual shareholder meeting

VANCOUVER, May 14, 2013 /CNW/ - Pan American Silver Corp. (PAAS: NASDAQ) (PAA: TSX) (the "Company") hereby announces the voting results from its annual general and special meeting of shareholders held on Monday, May 13, 2013 in Vancouver, British Columbia.

A total of 108,743,712 shares were represented at the meeting, being 71.82% of the Company's issued and outstanding common shares.  Shareholders voted in favour of all matters brought before the meeting, including the appointment of auditors for the ensuing year and the authorization of the directors to fix the remuneration payable to the auditors, the acceptance of the Company's approach to executive compensation, otherwise known as say-on-pay, and the election of management's nominees as directors.

Director Voting
Detailed results of the ballot vote for the election of directors are provided below:

Director Nominee	Votes For	Votes Withheld
Ross Beaty	76,247,869 (95.36%)	3,708,943 (4.64%)
Geoffrey A. Burns	76,746,078 (95.98%)	3,210,734 (4.02%)
Michael Carroll	79,366,867 (99.26%)	589,945 (0.74%)
Christopher Noel Dunn	76,498,199 (95.67%)	3,458,613 (4.33%)
Neil de Gelder	76,718,219 (95.95%)	3,238,593 (4.05%)
Robert Pirooz	75,063,994 (93.88%)	4,892,818 (6.12%)
David C. Press	79,390,713 (99.29%)	566,100 (0.71%)
Walter Segsworth	77,731,343 (97.22%)	2,225,470 (2.78%)

Say-on-Pay Voting
Detailed results of the ballot vote for the advisory resolution on the Company's approach to executive compensation are provided below:

Resolution	Votes For	Votes Against
Advisory resolution approving the Company's approach to executive compensation	75,609,241 (94.58%)	4,332,881 (5.42%)

About Pan American Silver
Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia, including the recently acquired Dolores gold/silver mine in Chihuahua, Mexico.  Pan American also owns the La Virginia and La Bolsa development projects in Sonora, Mexico,  the Waterloo silver project in California, USA, the Pico Machay gold project in Peru, as well as both the Navidad silver project and Calcatreu gold project in Argentina.

SOURCE: Pan American Silver Corp.

%CIK: 0000771992

For further information:

Information Contact

Kettina Cordero
Manager, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 20:09e 14-MAY-13